SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ___________________

                                 Amendment No. 2

                                       to

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934
                               ___________________


                                    QVC, INC.
                            (Name of Subject Company)

                                    QVC, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 Per Share
               Series B Preferred Stock, par value $.10 Per Share
               Series C Preferred Stock, par value $.10 Per Share
                         (Title of Class of Securities)

                                   747262 10 3
                     (only with respect to the Common Stock)
                      (CUSIP Number of Class of Securities)
                               ___________________

                              Neal S. Grabell, Esq.
              Senior Vice President, General Counsel and Secretary
                                    QVC, Inc.
                              1365 Enterprise Drive
                        West Chester, Pennsylvania 19380
                                 (610) 430-1000

                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                  on behalf of the person(s) filing statement)
                               ___________________

                                 With a copy to:

                             Pamela S. Seymon, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000


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                   This Statement amends and supplements the
         Solicitation/Recommendation Statement on Schedule 14D-9 of QVC, Inc., a Delaware corporation, filed with the Securities and Exchange Commission on August 11, 1994, as previously amended and supplemented (the "Schedule 14D-9") with respect to the tender offer made by QVC Programming Holdings, Inc., a Delaware corporation to be wholly owned by Comcast Corporation, a Pennsylvania corporation, and Liberty Media Corporation, a Delaware corporation and a wholly-owned subsidiary of Tele-Communications, Inc., a Delaware Corporation (collectively, the "Bidders"), to purchase all outstanding Shares at a price of $46 per Common Share and $460 per Preferred Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 11, 1994 and the related Letter of Transmittal, which were annexed to and filed with the Schedule 14D-9 as Exhibits 1 and 2, respectively, as amended and supplemented by filings with the Commission on Schedule 14D-1 by the Bidders (as described herein or therein).

                   Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9 as heretofore amended and supplemented.


         Item 3.  Identity and Background.

              (b)  The information set forth in the Schedule 14D-9 under
         Item 3(b)(ii) ("Contacts between the Company and the Parent Purchasers") is hereby amended and supplemented as follows:

                   On August 15, 1994, the options to purchase Common Shares granted to BellSouth, Cox and Advance pursuant to the Stock Option Agreement terminated without exercise thereof by any of BellSouth, Cox or Advance. In connection with the termination of these options, the terms of the Stock Option Agreement, including without limitation BellSouth's agreement to become a party to the Stockholders Agreement in the event that it purchased Common Shares pursuant to the Stock Option Agreement, became void and of no effect, except as otherwise provided in the Stock Option Agreement, as to the Company and each of BellSouth, Cox and Advance. Copies of the Stockholders Agreement and the Stock Option Agreement, as amended and supplemented, have previously been filed as exhibits to and described in reports on Schedule 13D by Barry Diller, Comcast and/or Liberty. The termination without exercise of the foregoing options does not affect the references in this
         Schedule 14D-9 to fully diluted shares, which references assumed that none of such options would be exercised.






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         Item 9.  Material to be Filed as Exhibits.

              Exhibit  1**   --   Offer to Purchase, dated August 11,
                                  1994.

              Exhibit  2**   --   Letter of Transmittal.

              Exhibit  3**   --   Proxy Statement dated May 31, 1994
                                  relating to QVC, Inc.'s 1994 Annual
                                  Meeting of Stockholders.

              Exhibit  4**   --   Agreement and Plan of Merger, dated as
                                  of August 4, 1994, among QVC, Inc.,
                                  Comcast Corporation, Liberty Media
                                  Corporation and Comcast QMerger, Inc.
                                  (now known as QVC Programming Hold-
                                  ings, Inc.).

              Exhibit  5**   --   Letter Agreement, dated as of August
                                  4, 1994, among Comcast Corporation,
                                  Barry Diller and Arrow Investments,
                                  L.P.

              Exhibit  6**   --   Letter Agreement, dated as of August
                                  4, 1994, among Comcast Corporation,
                                  Liberty Media Corporation and Tele-
                                  Communications, Inc.

              Exhibit  7**   --   Letter to Stockholders of QVC, Inc.
                                  dated August 11, 1994.*

              Exhibit  8**   --   Press Release issued by QVC, Inc.,
                                  Comcast Corporation and Liberty Media
                                  Corporation on August 5, 1994.

              Exhibit  9**   --   Opinion of Allen & Company Incorpo-
                                  rated dated August 4, 1994.*

              Exhibit 10**   --   Report of Allen & Company Incorporated
                                  to the Board of Directors of QVC, Inc.
                                  dated August 4, 1994.

              Exhibit 11**   --   Engagement Letter, dated August 4,
                                  1994, between QVC, Inc. and Allen &
                                  Company Incorporated (including the
                                  related Indemnity Letter).

         *    Included with Schedule 14D-9 mailed to Stockholders.

         **   Previously filed.



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                                    SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       QVC, INC.


         Dated: August 18, 1994        By: /s/  Neal S. Grabell
                                           Neal S. Grabell
                                           Senior Vice President,
                                           General Counsel & Secretary










































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                                  EXHIBIT INDEX

         Exhibit No.              Description                    Page No.

         Exhibit  1** -- Offer to Purchase, dated August 11,
                         1994. ..................................

         Exhibit  2** -- Letter of Transmittal...................

         Exhibit  3** -- Proxy Statement dated May 31, 1994
                         relating to QVC, Inc.'s 1994 Annual
                         Meeting of Stockholders.................

         Exhibit  4** -- Agreement and Plan of Merger, dated
                         as of August 4, 1994, among QVC, Inc.,
                         Comcast Corporation, Liberty Media
                         Corporation and Comcast QMerger,
                         Inc. (now known as QVC Programming
                         Holdings, Inc.).........................

         Exhibit  5** -- Letter Agreement, dated as of August
                         4, 1994, among Comcast Corporation,
                         Barry Diller and Arrow Investments,
                         L.P.....................................

         Exhibit  6** -- Letter Agreement, dated as of August 4,
                         1994, among Comcast Corporation, Lib-
                         erty Media Corporation and TeleCom-
                         munications, Inc........................

         Exhibit  7** -- Letter to Stockholders of QVC, Inc.
                         dated August 11, 1994.*.................

         Exhibit  8** -- Press Release issued by QVC, Inc.,
                         Comcast Corporation and Liberty Media
                         Corporation on August 5, 1994...........

         Exhibit  9** -- Opinion of Allen & Company Incorpo-
                         rated dated August 4, 1994.*............

         Exhibit 10** -- Report of Allen & Company Incorporated
                         to the Board of Directors of QVC, Inc.
                         dated August 4, 1994....................

         Exhibit 11** -- Engagement Letter, dated August 4, 1994,
                         between QVC, Inc. and Allen & Company
                         Incorporated (including the related
                         Indemnity Letter).......................

         *     Included with Schedule 14D-9 mailed to Stockholders.
         **    Previously filed.



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